UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMCOL International Corporation

(Name of Subject Company)

AMCOL International Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the press release issued by AMCOL International Corporation, a Delaware corporation (the “Company”), on February 12, 2014 announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated February 11, 2014, by and among the Company, Imerys SA, a corporation organized under the laws of France (“Imerys”), and Imerys Minerals Delaware, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Imerys (“Purchaser”).

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Imerys and the Company to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of the Company’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of the Company detailed in its filings with the Securities and Exchange Commission (the “SEC”) from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2012. The reader is cautioned not to unduly rely on these forward-looking statements. Imerys and the Company expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Additional Information and Where to Find It

The tender offer has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Company and Imerys intend to mail these documents to the Company’s stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.amcol.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the tender offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.

AMCOL INTERNATIONAL CORPORATION (NYSE:ACO)

ENTERS INTO A MERGER AGREEMENT WITH IMERYS

HOFFMAN ESTATES, IL., USA, February 12, 2014 — AMCOL International Corporation (ACO.NYSE) (“AMCOL” or the “Company”) today announced it has signed a definitive merger agreement with Imerys S.A. (“Imerys”) pursuant to which AMCOL shareholders will receive USD $41 per share in cash for each share of AMCOL common stock that they own, without interest. The $41 per share consideration represents an approx. 19% premium to the volume weighted average closing price of the Company’s common stock over the last 30 trading days through February 11, 2014. The transaction, which is valued at approximately USD $1.6 billion, including AMCOL’s debt, represents approximately 10.3x 2013 EBITDA adjusted to reflect one-time events. The transaction was unanimously approved by the board of directors of both companies.

Pursuant to the definitive merger agreement, Imerys will commence a tender offer for 100% of AMCOL’s outstanding shares for $41 per share in cash. Imerys’ tender offer is subject to customary conditions, including the tender of a majority of AMCOL’s total outstanding shares of common stock and shares issuable under equity awards, and clearance from antitrust regulatory authorities. Imerys expects to commence the tender offer within ten business days of the date of the merger agreement. Following the closing of the tender offer, a wholly-owned subsidiary of Imerys will merge with and into AMCOL, with AMCOL continuing as the surviving corporation, and all AMCOL shares not tendered in the offer will be converted into the right to receive USD $41 per share in cash, without interest. The transaction is not subject to any financing condition and we expect the transaction to close in the first half of 2014.

Ryan McKendrick, Chief Executive Officer of AMCOL, commented “We are pleased to announce this transaction which represents a great result for our shareholders, customers and employees. AMCOL’s core businesses will benefit significantly from Imerys’ global presence and strong financial position. This transaction will combine two complementary companies dedicated to innovation and operational excellence creating exciting opportunities for AMCOL employees while enhancing offerings for customers.”

Gilles Michel, Chairman and Chief Executive Officer of Imerys, added, “We are pleased that the Board of Directors of AMCOL has recommended that AMCOL’s shareholders tender their shares into the offer that Imerys is announcing today. We are very excited with the many business and development opportunities that we believe we can create by combining our two companies, and we are looking forward to welcoming the 3,000 employees of AMCOL. Upon completion this transaction will mark a very important milestone for Imerys by allowing our enlarged group to become a better leader of mineral-based specialty solutions for industry, to strengthen its presence in the US, to be more innovative and to enhance its growth profile. I am convinced that this merger, which meets our financial criteria, will create value for all stakeholders. ”

Goldman, Sachs & Co. is serving as exclusive financial advisor to the Company and Kirkland & Ellis LLP is serving as counsel to the Company in connection with the transaction.

About AMCOL

AMCOL, headquartered in Hoffman Estates, IL., USA, produces and markets a wide range of specialty minerals and materials used for industrial, environmental and consumer-related applications. AMCOL is the parent of American Colloid Co., CETCO (Colloid Environmental Technologies Company), CETCO Oilfield Services Company and the transportation operations, Ameri-co Carriers, Inc. and Ameri-co Logistics, Inc. AMCOL’s common stock is traded on the New York Stock Exchange under the symbol ACO. AMCOL’s web address is www.amcol.com

About Imerys

Imerys, headquartered in Paris, France, is the world leader in mineral-based specialty solutions for industry, with €3.9 billion revenue and 16,000 employees in 2012, Imerys transforms a unique range of minerals to deliver essential functions (heat resistance, mechanical strength, conductivity, coverage, barrier effect, etc.) that are essential to its customers’ products and manufacturing processes. Whether mineral components, functional additives, process enablers or finished products, Imerys’ solutions contribute to the quality of a great number of applications in consumer goods, industrial equipment or construction. Combining expertise, creativity and attentiveness to customers’ needs, the Group’s international teams constantly identify new applications and develop high value-added solutions under a determined approach to responsible development. These strengths enable Imerys to develop through a sound, profitable business model.

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This press release is not an offer to buy nor a solicitation of an offer to sell any securities of AMCOL International Corporation. The solicitation and the offer to buy shares of AMCOL’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Imerys Minerals Delaware, Inc., an indirect wholly owned subsidiary of Imerys, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, AMCOL will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. AMCOL and Imerys intend to mail these documents to AMCOL stockholders. In addition, once filed, investors will be able to obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of AMCOL on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the SEC’s website at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by AMCOL under the “Investors” section of AMCOL’s website at www.amcol.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of AMCOL and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Imerys and AMCOL to complete the transactions contemplated by the Agreement and Plan of Merger dated as of February 11, 2014 by and among AMCOL, Imerys and Imerys Minerals Delaware, Inc., an indirect wholly owned subsidiary of Imerys (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of AMCOL’s stockholders will tender their shares of common stock in the tender offer; the possibility that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on AMCOL’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other risks and uncertainties pertaining to the business of AMCOL detailed in its filings with the SEC from time to time, including AMCOL’s most recent Annual Report on Form 10-K for the year ended December 31, 2012. The reader is cautioned not to unduly rely on these forward-looking statements. Imerys and AMCOL expressly disclaim any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

AMCOL Investor Relations Contact:

Donald W. Pearson

Senior Vice President and CFO

Tel. (847) 851-1500

Email: communications@amcol.com

Imerys Investor Relations Contact:

Pascale Arnaud

Tel. +33 (0)1 4955 6401

Email: finance@imerys.com

Imerys Press Contacts:

Pascale Arnaud

Tel. +33 (0)1 4955 6401

Raphaël Leclerc

Tel. +33 (0)6 7316 8806